Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Set forth below are the health care cost recovery cases currently scheduled for trial through the end of 2005 against PM USA and ALG.

Case (Jurisdiction)	Type of Action	Trial Date
The United States of America v. Philip Morris Incorporated, et al. (Washington, D.C.)	Health Care Cost Recovery Case	September 13, 2004

City of St. Louis, et al. v. American Tobacco, et al. (Missouri)	Health Care Cost Recovery Case	June 6, 2005

Below is a schedule setting forth by month the number of individual smoking and health cases, including cases brought by current and former flight attendants claiming personal injuries allegedly related to ETS, against PM USA that are currently scheduled for trial through the end of 2005.

2004

October (2)

November (1)

2005

January (1)

February (2)

March (1)

April (4)

May (1)

June (2)

August (1)

September (1)